SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          Commission File No. 000-51196

                              For October 23, 2007

                           AIXTRON AKTIENGESELLSCHAFT

                 (Translation of registrant's name into English)


                                 Kackertstrasse

                                 D-52072 Aachen

                                     Germany

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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   Epistar Boosts GaN LEDs with Multiple AIXTRON MOCVD Tools Order

    AACHEN, Germany--(BUSINESS WIRE)--Oct. 23, 2007--AIXTRON AG is pleased to announce the order for multiple MOCVD tools from Epistar, one of the world's leading manufacturers of Ultra-High-Brightness (UHB) LEDs. The order comprises CRIUS(TM) Close Coupled Showerhead(TM) (CCS) reactors together with AIX 2800G4 HT Planetary Reactor(TM) systems, AIXTRON's Flagship products for large scale GaN based LED production. The installation of these large capacity systems in 2008 will boost Epistar's LED production capacity supporting Epistar's expansion plan strategy to meet current LED chip demand. Epistar's latest order represents one of AIXTRON's largest single orders of the year.

    Dr. Ming-Jiunn Jou, Executive Vice President, Epistar comments: 'We have enjoyed a long and very fruitful experience with AIXTRON as our principal supplier of MOCVD tools. Key features such as high throughput, excellent uniformity and efficient precursor utilization have translated into unmatched cost of ownership and yield. We are now implementing our plans for expanding our production capacity in response to increased customer demand in the emerging UHB LED market. Arrival of these machines coupled with the responsive local support and service should guarantee that we will be able to meet our expansion target.'

    Epistar has been a major user of AIXTRON MOCVD tools for over ten years and was the launch customer for the AIX 2800G4 HT system, the world's highest capacity proven reactor of its kind.

    Epistar is a leading manufacturer of UHB LEDs for applications such as cellular phones, automotive lighting, full color screens and displays, traffic signals and indicators for electronic equipment; Epistar's high speed LEDs are also used as lighting sources in the fiber-optics industry.

    Forward-Looking Statements This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

    For further information on AIXTRON AG (FSE: AIX, ISIN DE0005066203; NASDAQ:
AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

Language:     English
Issuer:       AIXTRON AG
              Kackertstr. 15-17
              52072 Aachen
              Deutschland
Phone:        +49 (0)241 8909-0
Fax:          +49 (0)241 8909-40
E-mail:       invest@aixtron.com
Internet:     www.aixtron.com
ISIN:         DE0005066203
WKN:          506620
Indices:      TecDAX
Listed:       Geregelter Markt in Frankfurt (Prime Standard);
              Freiverkehr in Berlin, Munchen, Hamburg, Dusseldorf,
              Stuttgart; Terminborse EUREX; Foreign Exchange(s) Nasdaq

    CONTACT: AIXTRON AG
             Guido Pickert, 02 41-89 09-444
             g.pickert@aixtron.com
             g.holthoff@aixtron.com

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   AIXTRON AG

Date: October 23, 2007
                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO